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                                 July 27, 2005


Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
Mail Stop 0511
100 F. Street, N. E.
Washington, DC  20549

         Re:      SYNOVA HEALTHCARE GROUP, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  COMMISSION FILE NO. 333-123498

Dear Mr. Reynolds:

         This letter is in response to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated July 12, 2005, on Amendment No. 2 to the Registration Statement on form SB-2 filed by Synova Healthcare Group, Inc. (the "Company") on June 24, 2005 (the "Registration Statement"). On July 27, 2005, we filed Amendment No. 3 to the Registration Statement. Via federal express, we are providing to you three clean copies of Amendment No. 3 to the Registration Statement and three copies of Amendment No. 3 to the Registration Statement that have been marked to show changes from Amendment No. 2 to the Registration.

         We have reproduced the text of the comments in boldface type below, followed by our responses. The numbers correspond to the numbers of the comments in the above-referenced letter.

PROSPECTUS COVER PAGE

         1. PLEASE REMOVE THE REFERENCE TO THE SEC IN THE SECOND PARAGRAPH OF THE COVER PAGE. THE DISCLOSURE SHOULD CLARIFY THAT THE PINK SHEETS ARE NOT CONSIDERED AN EXCHANGE FOR PURPOSES OF SELLING AT OTHER THAN A FIXED PRICE.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

PROSPECTUS SUMMARY, PAGE 1

         2. PLEASE UPDATE THE NET LOSS AS OF THE MOST RECENT FINANCIAL
STATEMENTS.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.


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SUMMARY FINANCIAL INFORMATION, PAGE 4

         3. WE ARE REISSUING OUR PRIOR COMMENT 11 FROM OUR LETTER TO YOU DATED JUNE 16, 2005. PLEASE ENSURE THAT THE INFORMATION DISCLOSED IN THE FINANCIAL STATEMENTS RECONCILES TO THE INFORMATION DISCLOSED IN THE REGISTRATION STATEMENT. MORE SPECIFICALLY, THE BASIC AND DILUTED LOSS PER SHARE AND WEIGHTED AVERAGE NUMBER OF SHARES IN THE PRO FORM UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004 DOES NOT AGREE TO THE PRO FORMA FINANCIAL INFORMATION FOR THE SAME PERIOD ON F-3. PLEASE REVISE.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

RISK FACTORS, PAGE 8

         4. WE REISSUE PRIOR COMMENT 13. PLEASE AVOID THE GENERIC CONCLUSION YOU MAKE IN MANY OF YOUR RISK FACTORS THAT THE RISK DISCUSSED WOULD MATERIALLY ADVERSELY AFFECT OR NEGATIVELY IMPACT OR IMPAIR YOUR BUSINESS. PLEASE REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE, OF HOW YOUR BUSINESS WOULD BE AFFECTED. WE DIRECT YOUR ATTENTION TO RISK FACTORS 2, 7-11, 13, AND 14.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

         5. WE NOTE YOUR SUPPLEMENTAL RESPONSE TO PRIOR COMMENT 15 AND REISSUE THE PRIOR COMMENT. PLEASE INCLUDE IN THE RISK FACTOR THAT THE SELLING SHAREHOLDERS ARE RESPONSIBLE FOR OBTAINING THE BLUE SKY EXEMPTION OR REGISTRATION AND BEAR THE FINANCIAL RESPONSIBILITY.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

         6. PLEASE ADD A RISK FACTOR DISCUSSING YOUR DEPENDENCE ON MAJOR CUSTOMERS FOR A SUBSTANTIAL PORTION OF YOUR REVENUES.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 14

         7. PLEASE PROVIDE A GREATER DISCUSSION IN THE OVERVIEW OF THE CUSTOMER RETURN. ALSO, PROVIDE GREATER DISCUSSION OF THE EXPENSES ASSOCIATED WITH ADVERTISING INITIATIVES AND THE IMPACT THIS MAY HAVE ON YOUR BUSINESS. DISCUSS WHETHER THE CUSTOMER CONTINUES TO BE A CUSTOMER AND THE REASON FOR THE RETURN IF ALBERTSONS IS STILL CONSIDERED A CUSTOMER. WE NOTE THAT ALBERTSONS WAS A MAJOR CUSTOMER. WE MAY HAVE FURTHER COMMENT.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT. PLEASE SEE OUR RESPONSES TO COMMENTS 19 AND 20.


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BUSINESS, PAGE 20

         8. PLEASE PROVIDE THE BASIS FOR THE STATEMENT ON PAGE 21 THAT "THE EARLY DIAGNOSIS OF MENOPAUSE PERMITS CONSUMERS. . .TO ACT TO MITIGATE CERTAIN RISKS THAT MAY BE INHERENT TO MENOPAUSE."

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

         9. CLARIFY WHETHER ANY OF THE PHYSICIAN SUPPLY ORGANIZATIONS ACCOUNT FOR 10% OR MORE OF REVENUES.

RESPONSE: WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THAT NONE OF OUR PHYSICIAN SUPPLY ORGANIZATIONS ACCOUNT FOR 10% OR MORE OF OUR REVENUES.

         10. BRIEFLY DESCRIBE THE OBSTETRICS PRODUCT YOU ARE CONSIDERING FOR COMMERCIAL DEVELOPMENT.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

         11. DISCLOSE THE "CERTAIN OTHER FOREIGN DISTRIBUTION TERRITORIES" WHERE YOU HAVE THE RIGHT TO DISTRIBUTE MENOCHECK(R) AND MENOCHECKPRO(TM).

RESPONSE: WE HAVE NOT DISCLOSED THE "CERTAIN OTHER FOREIGN DISTRIBUTION TERRITORIES" WHERE WE HAVE THE RIGHT TO DISTRIBUTE MENOCHECK(R) AND MENOCHECKPRO(TM). WE DO NOT BELIEVE THAT THIS INFORMATION IS MATERIAL TO INVESTORS AT THIS POINT BECAUSE WE DO NOT CURRENTLY SELL INTO THESE GEOGRAPHIC MARKETS. FURTHER, WE HAVE DISCLOSED THAT WE CURRENTLY SELL OUR PRODUCTS ONLY IN THE UNITED STATES, AND WE DO NOT WANT TO MISLEAD POTENTIAL INVESTORS AS TO THE FUTURE LIKELIHOOD THAT WE WILL ENTER THESE OTHER GEOGRAPHIC MARKETS. IF AND WHEN EXPANSION INTO THESE GEOGRAPHIC MARKETS BECOMES MATERIAL, WE WILL MAKE THE APPROPRIATE DISCLOSURE.

         12. WE READ YOUR RESPONSE TO COMMENT 20 AND YOUR REVISED DISCLOSURE ON PAGE 23. IN ADDITION TO YOUR CURRENT DISCLOSURE, PLEASE REVISE YOUR TABLE TO INCLUDE ALL PERIODS PRESENTED IN THE FINANCIAL STATEMENTS.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

         13. PLEASE DISCLOSE WHETHER ABI SELLS THE SAME PRODUCTS AS ARE LICENSED TO SYNOVA UNDER ITS OWN BRAND NAME. DISCUSS THE IMPACT THIS MAY HAVE UPON YOUR ABILITY TO COMPETE.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT TO DISCLOSE THAT TO OUR KNOWLEDGE, ABI DOES NOT SELL THE SAME PRODUCTS AS ARE LICENSED TO US.


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         14. DISCUSS THE GOVERNMENTAL REGULATIONS THAT WILL BE REQUIRED FOR ANY
FUTURE PRODUCTS YOU PLAN TO DEVELOP.

RESPONSE: WE HAVE NOT YET BEGUN COMMERCIAL DEVELOPMENT OF ANY OF OUR CONTEMPLATED FUTURE PRODUCTS AND, THEREFORE, DO NOT KNOW FOR CERTAIN AT THIS TIME WHAT GOVERNMENTAL REGULATIONS MAY APPLY TO US IN THE FUTURE. WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THIS UNCERTAINTY.

         15. PLEASE PROVIDE THE DISCLOSURE REQUIRED BY ITEM 101(B)(10) OF REGULATION S-B. STATE THE AMOUNT SPENT DURING EACH OF THE LAST TWO FISCAL YEARS ON RESEARCH AND DEVELOPMENT ACTIVITIES.

RESPONSE: WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THAT, TO DATE, WE HAVE NOT SPENT ANY AMOUNT ON RESEARCH AND DEVELOPMENT ACTIVITY.

SELLING STOCKHOLDERS, PAGE 30

         16. WE NOTE YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT 31. OCEANA PARTNERS, LLC SHOULD BE IDENTIFIED AS AN UNDERWRITER AS IT PERTAINS TO THE RESALE OF ALL OF THE SECURITIES THAT YOU SEEK TO REGISTER ON ITS BEHALF. IF YOU DISAGREE, PROVIDE US WITH A DETAILED LEGAL ANALYSIS SETTING FORTH THE BASIS FOR YOUR POSITION. DISCLOSURE SHOULD BE ADDED TO THE PROSPECTUS COVER PAGE.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

         17. THE DISCLOSURE CONTAINED IN THE FIRST PARAGRAPH DOES NOT RECONCILE WITH THE INFORMATION CONTAINED IN FOOTNOTE 1 AND SHOULD BE REMOVED. ALSO, PLEASE MAKE CLEAR IN THE COLUMNAR HEADING THAT THE PERCENTAGE AFTER THE OFFERING ASSUMES ALL OF THE WARRANTS BEING REGISTERED ARE EXERCISED. IF ANY OF THE WARRANTS INCLUDED IN FOOTNOTE 1 ARE NOT BEING REGISTERED IN THIS OFFERING, PLEASE EXPLAIN THE BASIS FOR THEIR INCLUSION IN THE CALCULATION.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT. ALL SHARES OF COMMON STOCK UNDERLYING WARRANTS ARE INCLUDED IN
FOOTNOTE 1 AND ARE BEING REGISTERED FOR RESALE BY THE SELLING STOCKHOLDERS.

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SYNOVA HEALTHCARE, INC. -- DECEMBER 31, 2004 FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
NOTE 1 -- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES REVENUE RECOGNITION, F-9

         18. WE READ YOUR RESPONSE TO COMMENT 38 AND YOUR REVISED DISCLOSURE. YOUR DISCLOSURE IN THE SECOND SENTENCE OF THE SECOND PARAGRAPH STATES. . .YOU RECOGNIZE REVENUE AT THE TIME OF SHIPMENT. PLEASE CLARIFY IF THIS IS WHEN TITLE AND RISK OF OWNERSHIP PASSES TO THE BUYER (E.G., F.O.B. SHIPPING POINT). IF THIS IS NOT THE CASE, AND TITLE AND RISK OF OWNERSHIP DOES NOT PASS AT THIS POINT, TELL US HOW YOUR ACCOUNTING TREATMENT IS CONSISTENT WITH SAB 104 (SPECIFICALLY, DELIVERY AND PERFORMANCE).

RESPONSE: TITLE AND RISK OF OWNERSHIP PASSES TO THE BUYER WHEN THE BUYER RECEIVES OUR GOODS. WE RECOGNIZE REVENUE ONCE THE BUYER RECEIVES OUR GOODS, AT WHICH POINT DELIVERY HAS OCCURRED AND WE HAVE SUBSTANTIALLY ACCOMPLISHED THE TERMS OF OUR ARRANGEMENT WITH THE BUYER. THE REVENUE RECOGNITION DISCLOSURE IN FOOTNOTE 1 OF THE DECEMBER 31, 2004 STATEMENTS HAS BEEN MODIFIED TO CLARIFY THAT WE RECOGNIZE REVENUE WHEN PERSUASIVE EVIDENCE OF A CUSTOMER OR DISTRIBUTOR ARRANGEMENT EXISTS OR ACCEPTANCE OCCURS, RECEIPT OF GOODS BY CUSTOMER OCCURS, THE PRICE IS FIXED OR DETERMINABLE, AND THE SALES REVENUES ARE CONSIDERED COLLECTIBLE.

         19. WE READ YOUR RESPONSE TO COMMENT 39; HOWEVER, WE DO NOT SEE WHERE YOU HAVE SUFFICIENTLY DISCLOSED YOUR POLICY FOR SALES RETURNS. YOUR RESPONSE TO COMMENT 40 (IN YOUR JUNE 24, 2005 LETTER, PAGE 11) WOULD INDICATE THAT YOU HAVE BOTH A FORMAL POLICY (E.G., YOU DO NOT ORDINARILY ACCEPT PRODUCT RETURNS IN THE NORMAL COURSE OF BUSINESS, EXCEPT WITH RESPECT TO EXPIRED PRODUCT) AND AN INFORMAL POLICY (E.G., YOU DECIDED TO HONOR A ONE-TIME REQUEST FOR A RETURN AS A GOODWILL GESTURE). YOUR RESPONSE (ON PAGE 12) ALSO INDICATED IN CONDITION (6) THAT YOU REQUIRE RETAILERS TO HAVE A RETURN GOODS AUTHORIZATION PRIOR TO ACCEPTING ANY RETURN. YOUR DISCLOSURE MERELY STATES THAT YOU DO NOT BELIEVE AN ALLOWANCE FOR PRODUCT RETURNS IS NECESSARY. THEREFORE, WE ARE REISSUING COMMENT 39, IN PART, PLEASE DISCLOSE YOUR POLICY FOR PRODUCT RETURNS AND ALLOWANCES AND CONSIDER REVISING YOUR CRITICAL ACCOUNTING POLICIES AND ESTIMATES (PAGE 19) TO IDENTIFY THE METHODOLOGY AND SIGNIFICANT ESTIMATES USED BY MANAGEMENT IN THE REVENUE RECOGNITION PROCESS. YOUR CRITICAL ACCOUNTING POLICY SHOULD EXPLAIN HOW YOU ASSESS RETURNS OF YOUR PRODUCTS, AND YOUR ASSESSMENT OF LEVELS OF INVENTORY IN THE DISTRIBUTION CHANNEL.

RESPONSE: WE HAVE A FORMAL POLICY WHICH ACCEPTS RETURNS SOLELY FOR UNSALEABLE PRODUCT. WE USE A RETURN ALLOWANCE PROCEDURE TO ISSUE AUTHORIZATIONS TO RETAILERS TO DESTROY THIS PRODUCT. THIS ENSURES THAT WE CAN EFFECTIVELY GOVERN AND OVERSEE THE AMOUNTS AND REASONS FOR ANY RETURN OF UNSALEABLE PRODUCT. SINCE OUR INCEPTION THROUGH MARCH 31, 2005, OUR RETURN HISTORY OF UNSALEABLE PRODUCT IS $4,849 OR 0.50% OF GROSS SALES. SINCE THE PERCENTAGE OF RETURNS IS SO IMMATERIAL AT THIS TIME, WE DO NOT BELIEVE A RETURN ALLOWANCE IS REQUIRED. HOWEVER, HISTORICAL INFORMATION IS CONTINUALLY MONITORED IN ORDER TO ESTIMATE THE NECESSITY OF ALLOWANCES IN THE FUTURE.


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         THE METHOD WE USE TO DETERMINE RETURN EXPOSURE FOR UNSALEABLE
PRODUCTS IN THE DISTRIBUTION CHANNEL CONSISTS OF ANALYZING THE ORDERS FROM OUR CUSTOMERS TO ENSURE THEY CORRELATE WITH THE PRODUCT MOVEMENT AT THE POINT OF SALE. IN ORDER TO DO THIS EFFECTIVELY MANY DIFFERENT FACTORS ARE CONSIDERED,
INCLUDING:

1. EX-FACTORY SALES ANALYSIS
          A. WE ASSESS THE SIZE AND FREQUENCY OF THE ORDERS, BY CUSTOMER. WE CHECK TO MAKE SURE THE ORDER SIZE AND FREQUENCY IS IN-LINE WITH OUR CURRENT CHANNEL ESTIMATES AND COMPARATIVE RETAILER BENCHMARKS.

2. POINT-OF-SALE ANALYSIS
   THIS DATA REFLECTS THE ACTUAL SALES AT THE POINT OF RETAIL SALE, AND THIS INFORMATION IS PROVIDED BY OUR CUSTOMERS EITHER DIRECTLY OR INDIRECTLY. WE ARE CURRENTLY USING TWO DIFFERENT DATA SOURCES INCLUDING:
          A. ACNIELSEN'S RETAIL MEASUREMENT SERVICES - AN INDIRECT SERVICE WE SUBSCRIBE TO.
          B. DIRECT CUSTOMER DATA - SOME CUSTOMERS MAKE THEIR POS DATA AVAILABLE TO US.

3. METRIC ANALYSIS
   USING DATA OBTAINED FROM SIMILAR CUSTOMERS WE ARE ABLE TO REASONABLY
   ESTIMATE POS LEVELS AT A RETAILER THAT DOES NOT REPORT SALES. THIS IS DONE BY CREATING A METRIC SUCH AS `ESTIMATED UNITS SOLD PER STORE/RETAILER'. THIS METRIC ANALYSIS IS VALIDATED VIA REPORTS THAT CAN BE OBTAINED BY-REQUEST FROM THE RETAILER.

4. BUSINESS PLANNING
   EACH YEAR WE ESTABLISH A BUSINESS PLAN FOR EACH CUSTOMER. SALES ESTIMATES AND CO-OPERATIVE ADVERTISING ESTIMATES ARE INCLUDED. WHEN WE ASSESS INVENTORY LEVELS WE ALSO CONSIDER UPCOMING PROMOTIONAL ACTIVITIES AND CO-OPERATIVE ADVERTISING INITIATIVES WHICH MAY CAUSE INCREASES IN SALES. FOR EXAMPLE, IF A RETAILER IS HAVING A PROMOTION TO DRIVE SALES, WE CAN REASONABLY EXPECT BASED ON PRIOR HISTORY THAT IT WILL ORDER MORE PRODUCT DURING THAT PERIOD. SIMILARLY, HISTORICAL EVIDENCE SUGGESTS THAT WHEN WE LAUNCH MAJOR MARKETING INITIATIVES WE CAUSE SALES TO RISE AT THE POINT OF SALE. THIS WOULD DIMINISH EXISTING INVENTORY IN THE CHANNEL AND WOULD REQUIRE INCREASE ORDER ACTIVITY BY OUR CUSTOMERS.

         USING THE ABOVE INFORMATION, ALONG WITH MANAGEMENT GUIDANCE, WE CAN READILY DETERMINE EXPOSURE DUE TO RETURNS THAT MAY RESULT FROM UNSALEABLE PRODUCT. THIS INFORMATION IS USED TO MONITOR AND ESTIMATE THE LEVEL OF A SALES RETURN ALLOWANCE FOR PRODUCT THAT MAY BE RETURNED IN THE FUTURE. AT THE PRESENT TIME, BASED ON OUR HISTORICAL DATA AND ONGOING ANALYSIS, WE DO NOT BELIEVE THAT THE ESTABLISHMENT OF A SALES RETURN ALLOWANCE IS NECESSARY.

         20. WE READ YOUR RESPONSE TO COMMENT 40; HOWEVER, WE DO NOT SEE WHERE YOU HAVE PROVIDED PERSUASIVE EVIDENCE THAT YOU HAVE MET THE CRITERIA OF SFAS 48. UNTIL THE CONDITIONS OF THE AFOREMENTIONED GUIDANCE CAN BE MET, REVENUE MAY NOT BE RECOGNIZED. REFER TO SAB TOPIC 13 A4(B) QUESTIONS 1 AND 4, AND THE STAFF'S RESPONSE. PLEASE REVISE ACCORDINGLY. IF YOU DISAGREE, PROVIDE US WITH A MORE IN DEPTH ANALYSIS OF VERIFIABLE EVIDENCE OF HISTORICAL DATA SUPPORTING YOUR CONCLUSION THAT NO ALLOWANCE FOR RETURNS WAS NECESSARY, PARTICULARLY RELATED TO ALBERTSONS. WE NOTED FROM YOUR RESPONSE THAT ALBERTSONS INADVERTENTLY ORDERED TOO MUCH PRODUCT. CONSIDERING THAT YOU MONITOR LOT NUMBER AND EXPIRY DATA ALONG WITH SALES INFORMATION AND THIRD-PARTY AUDITS TO ASSES RETAIL PRODUCT TURNOVER, AS DISCLOSED IN YOUR RESPONSE (CONDITION (6) ON PAGE 12), IT IS NOT CLEAR HOW SUCH A SIGNIFICANT OVER PURCHASE BY ALBERTSONS WOULD GO UNDETECTED AT DECEMBER 31, 2004. YOUR ANALYSIS SHOULD INCLUDE A DISCUSSION OF THE FOLLOWING:


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         o    THE DATE WHICH ALBERTSONS BECAME A CUSTOMER;

         o PROVIDE A QUARTER BY QUARTER TABULAR ANALYSIS OF GROSS AND NET SALES FROM THE DATE ALBERTSONS BECAME A CUSTOMER (IN BOTH $'S AND UNITS);

         o PROVIDE THE AMOUNT OF RETURNS BY CHARACTERIZATION (I.E., EXPIRY AND COURTESY RETURNS) ON A QUARTERLY BASIS FROM THE DATE ALBERTSONS BECAME A CUSTOMER;

         o TELL US HOW MUCH PRODUCT ALBERTSONS HAD IN THE DISTRIBUTION CHANNEL AT EACH QUARTERLY PERIOD END DATE FROM THE DATE ALBERTSONS BECAME A CUSTOMER; AND

         o TELL US SPECIFICALLY WHEN ALBERTSONS CONTACTED YOUR REQUESTING THE RETURN OF PRODUCT.

RESPONSE: GIVEN THE STAFF'S POSITION THAT WE HAD NOT PROVIDED PERSUASIVE EVIDENCE DEMONSTRATING THAT WE HAD MET THE CRITERIA OF SFAS 48, WE REQUESTED A CONFERENCE CALL WITH THE SEC STAFF TO DISCUSS AND CLARIFY ITEM #20 FROM THE MOST RECENT RESPONSE LETTER, INCLUDING ANY POTENTIAL CONFUSION WE MAY HAVE CAUSED OVER OUR TREATMENT OF THE ALBERTSONS RETURN. THE CALL WAS HELD ON JULY 20TH, 2005. IN ATTENDANCE AT THE MEETING WERE MR. HUGH WEST AND MS. ANGELA HALAC FROM THE SEC, MR. JOE LUCAS AND MR. LOU ESPOSITO OUR AUDITORS FROM THE ACCOUNTING FIRM COGAN SKLAR AND MR. STEPHEN KING FROM SYNOVA HEALTHCARE GROUP, INC. DURING THE MEETING WE PRESENTED IN-DEPTH VERIFIABLE EVIDENCE RELATED TO THREE PRIMARY ISSUES NOTED IN THE STAFF'S RESPONSE, COMMENT #20.

1.  THE ALBERTSONS RETURN
         WE PROVIDED THE STAFF WITH A DETAILED TIMELINE OF ALL THE CUSTOMER INTERACTIONS AND EVENTS THAT HAVE OCCURRED WITH RESPECT TO ALBERTSONS (SEE EXHIBIT A). IN ADDITION, A SALES/RETURNS ANALYSIS (SEE EXHIBIT B) WAS PROVIDED OUTLINING SALES TRANSACTIONS BETWEEN OUR COMPANY AND ALBERTSONS. THE ANALYSIS DEMONSTRATES THAT THE RETURN WAS AN ISOLATED, NON-RECURRING EVENT AND NOT WITHIN OUR CUSTOMARY BUSINESS PRACTICE. IT SHOULD BE NOTED THAT NO CLAUSE EXISTS IN OUR AGREEMENTS, WRITTEN OR UNWRITTEN, ALLOWING ANY CUSTOMER A RIGHT OF RETURN, OTHER THAN THOSE STATED IN OUR RETURN POLICY (SEE EXHIBIT C). ALSO, NO FORMAL OR INFORMAL RIGHT OF RETURN (I.E. ORAL AND/OR WRITTEN SIDE AGREEMENTS) EXISTS OTHER THAN THOSE STATED IN OUR RETURN POLICY. THE DATA PROVIDED BY SYNOVA FURTHER SHOWED THE RETURN WAS AUTHORIZED AND ARRIVED IN JANUARY AND FEBRUARY 2005 AND WAS EQUAL TO ONLY 12.6% OF THE TOTAL AMOUNT SHIPPED TO THIS CUSTOMER. FINALLY, IT WAS SHOWN THAT $8,633, OR 28% OF THE ACTUAL AMOUNT OF RETURNED PRODUCT, WAS RE-ORDERED IN THE SAME QUARTER. WE FEEL THE EVIDENCE SUPPORTS THAT THIS RETURN WAS A ONE TIME ISOLATED EVENT, AS DISCLOSED.

         IN ADDITION TO THIS EVIDENCE, THE METHOD BY WHICH WE ACCOUNTED FOR THE RETURN WAS ALSO DISCUSSED WITH THE STAFF. GIVEN ALL THE CIRCUMSTANCES INVOLVED, WE HAVE SUBSEQUENTLY DETERMINED THAT WE MAY HAVE BEEN MORE ACCURATE IN CONTINUING TO RECORD THE RETURN ALLOWANCE THAT WE REVERSED IN DECEMBER, 2004. THEREFORE, IN RESPONSE TO YOUR COMMENT #20, WE SUBMIT THAT THE APPROPRIATE ACCOUNTING WOULD BE TO RESTATE THE 12/31/04 FINANCIALS IN ORDER TO RECORD THE $30,790 RETURN IN 2004. ACCORDINGLY, WE WILL ALSO RESTATE THE 03/31/05 FINANCIALS TO REFLECT THE RECORDING OF THE RETURN IN 2004.


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2. THE NO RETURN POLICY
         THE COMPANY EMPLOYS A NO RETURN POLICY, EXCEPT FOR UNSALEABLE PRODUCT (PLEASE SEE EXHIBIT C).

3.  SUBSTANTIAL SALES HISTORY
         SPECIFICALLY, IN REFERENCE TO SAB TOPIC 13 A4(B) QUESTIONS 1 AND 2, WE PRESENTED SUBSTANTIAL SALES HISTORY DEMONSTRATING THE FACT THAT SALES RETURNS WERE IMMATERIAL (PLEASE SEE EXHIBIT B) AND THEREFORE BASED ON THIS HISTORY OF SALES RETURNS, NO RESERVE WAS NECESSARY. THE DATA PRESENTED SHOWED WE HAVE HAD SEVENTEEN MONTHS OF SALES HISTORY THROUGH MARCH 31, 2005. THE HISTORY OF UNSALEABLE RETURNS THROUGH DECEMBER 31, 2004, AND THROUGH MARCH 31, 2005 HAS BEEN 0.33% AND 0.50% OF SALES RESPECTIVELY. IN ADDITION, OUR PROCESS USED TO DETERMINE RETURN EXPOSURE FOR EXPIRED, UNSALEABLE PRODUCTS IN THE DISTRIBUTION CHANNEL AS DESCRIBED IN THE ANSWER TO COMMENT #19, COMBINED WITH THE SUFFICIENT HISTORY, ENABLES US TO ADEQUATELY ESTIMATE RETURNS. CONSEQUENTLY, WE BELIEVE THE EVIDENCE PRESENTED SUBSTANTIATES OUR POSITION THAT WE HAVE ADEQUATE HISTORY AND A SOPHISTICATED PROCESS WITH WHICH TO MAKE REASONABLE ESTIMATES OF RETURNS AS PER SFAS NO. 48.

         WE BELIEVE THAT GIVEN OUR PREVIOUS RESPONSE THAT OUTLINED OUR ADHERENCE WITH SFAS NO. 48, COMBINED WITH THE VERIFIABLE EVIDENCE PRESENTED DURING THE CONFERENCE CALL AND THE DISCUSSION NOTED ABOVE, THAT WE MEET ALL THE CRITERIA OF SFAS NO. 48.

CO-OPERATIVE ADVERTISING DISCUSSION
         DURING THE CONFERENCE CALL, ONE ADDITIONAL QUESTION WAS RAISED BY THE STAFF. IT PERTAINED TO OUR ACCOUNTING PROCEDURE FOR RECOGNIZING CO-OPERATIVE ADVERTISING AND WHY OUR SALES ANALYSIS SHOWED WIDE FLUCTUATIONS IN THESE AMOUNTS.

OUR POLICY OF RECORDING CO-OP ADVERTISING IS IN ACCORDANCE WITH EITF 01-9 WHEREBY WE RECORD CO-OP AS A REDUCTION IN SALES NOT AS AN EXPENSE LINE ITEM. THIS REDUCTION IN SALES IS RECORDED AT THE TIME THE SALE OCCURRED (WHEN WE RECORD THE SALE). ACCORDING TO EITF 01-9, ISSUE 1, "...CASH CONSIDERATION (INCLUDING A SALES INCENTIVE) GIVEN BY A VENDOR TO A CUSTOMER IS PRESUMED TO BE A REDUCTION OF THE SELLING PRICES OF THE VENDOR'S PRODUCTS OR SERVICES AND, THEREFORE, SHOULD BE CHARACTERIZED AS A REDUCTION OF REVENUE WHEN RECOGNIZED IN THE VENDOR'S INCOME STATEMENT. THAT PRESUMPTION IS OVERCOME AND THE CONSIDERATION SHOULD BE CHARACTERIZED AS A COST INCURRED IF, AND TO THE EXTENT THAT, BOTH OF THE FOLLOWING CONDITIONS ARE MET:

     A. THE VENDOR RECEIVES, OR WILL RECEIVE, AN IDENTIFIABLE BENEFIT IN EXCHANGE FOR THE CONSIDERATION.
     B. THE VENDOR CAN REASONABLY ESTIMATE THE FAIR VALUE OF THE BENEFIT IDENTIFIED UNDER CONDITION (A)."

         SINCE WE CAN NOT IDENTIFY THE BENEFIT WE RECEIVE IN EXCHANGE FOR THE CONSIDERATION GIVEN, WE DO NOT MEET BOTH REQUIREMENTS TO OVERCOME THE PRESUMPTION THAT THE SALES INCENTIVE SHOULD BE RECORDED AS A REDUCTION OF REVENUE. THEREFORE, WE HAVE RECORDED THE CO-OPERATIVE ADVERTISING COST AS A REDUCTION OF REVENUE AND HAVE RECORDED THIS REDUCTION AT THE TIME THAT THE REVENUE IS RECOGNIZED IN OUR INCOME STATEMENT. THIS ACCOUNTING IS ALSO CONSISTENT WITH THE GUIDANCE PROVIDED IN EITF 01-9, EXHIBIT 01-9A, EXAMPLE 2 - ADVERTISING ALLOWANCE WITH NO EVIDENCE OF BENEFIT TO VENDOR.

         THE RECORDED AMOUNTS FOR CO-OP FLUCTUATE PRIMARILY FOR TWO REASONS. FIRST, WHEN NEW POINTS OF DISTRIBUTION ARE ADDED, NEW CO-OP ADVERTISING ALLOWANCES ARE ADDED TO OUR TOTAL ALLOWANCE. SECOND, WE USUALLY TIME OUR CO-OP ACTIVITIES WITH OTHER MARKETING INITIATIVES IN ORDER TO GARNER MAXIMUM RESPONSE. THIS MEANS THAT WE MAY HAVE CO-OP EVENTS RUNNING AT SEVERAL RETAILERS AT THE SAME TIME DURING, FOR EXAMPLE, A NATIONAL RADIO ADVERTISING CAMPAIGN. SINCE WE DO NOT RUN CO-OP EVENTS AT ALL RETAILERS EVERY MONTH, THE CO-OP TENDS TO CLUSTER IN THE SAME KEY PROMOTIONAL PERIODS.

SYNOVA HEALTHCARE GROUP INC. MARCH 31, 2005 FINANCIAL STATEMENTS
NOTE 3 -- STOCKHOLDERS' EQUITY
COMMON STOCK, F-37

         21. WE NOTED YOUR DISCLOSURE REGARDING THE ISSUANCE OF COMMON STOCK WITH A WARRANT IN A PRIVATE PLACEMENT WHICH CLOSED ON MARCH 22, 2005. PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE ALL OF THE MATERIAL TERMS OF THE WARRANTS, INCLUDING WHO HAS THE RIGHTS TO CONVERT (I.E., THE HOLDER OR THE COMPANY), THE EXERCISE PRICE, THE EXERCISE FEATURE (I.E., PHYSICAL, NET CASH, OR NET SHARE SETTLEMENT, ETC.), AND ANY REDEMPTION FEATURES.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

         22. CONSIDERING THE COMMENT ABOVE, TELL US IN DETAIL HOW YOU HAVE ACCOUNTED FOR THE WARRANTS (I.E., THE UNDERLYING WARRANTS IN THE UNITS ISSUED IN THE PRIVATE PLACEMENT) IN YOUR FINANCIAL STATEMENTS. PLEASE CITE THE SPECIFIC AUTHORITATIVE LITERATURE YOU USED TO SUPPORT YOUR ACCOUNTING TREATMENT. IN YOUR RESPONSE, PROVIDE A NARRATIVE DISCUSSION ADDRESSING THE APPLICABILITY OF EITF 00-19. PLEASE CLARIFY WHETHER THE WARRANTS MAY BE EXERCISED OR SETTLED IN REGISTERED OR UNREGISTERED SHARES.

RESPONSE: BY THEIR TERMS, THE WARRANTS MAY BE EXERCISED OR SETTLED FOR ONLY UNREGISTERED SHARES. THE REGISTRATION STATEMENT REGISTERS THE RESALE OF SUCH UNREGISTERED SHARES.

         THE WARRANTS THAT WERE INCLUDED IN THE UNITS ISSUED IN THE PRIVATE PLACEMENT WERE RECORDED AS PERMANENT EQUITY. AT FIRST WE QUESTIONED WHETHER EITF 00-19 WAS EVEN APPLICABLE TO THIS TRANSACTION. EITF 00-19 IS ONLY APPLICABLE TO FREESTANDING DERIVATIVE FINANCIAL INSTRUMENTS. EITF 00-19, PARAGRAPH 2 STATES THAT "A FREESTANDING CONTRACT IS ENTERED INTO SEPARATE AND APART FROM ANY OF THE COMPANY'S OTHER FINANCIAL INSTRUMENTS OR EQUITY TRANSACTIONS..." BASED ON THIS STATEMENT AND THE FACT THAT THE WARRANTS WERE ISSUED AS PART OF A UNIT IN AN EQUITY TRANSACTION, WE QUESTIONED WHETHER EITF 00-19 SHOULD BE APPLIED.

         HOWEVER, IF IT WAS DEEMED THAT THE WARRANTS WERE A FREESTANDING CONTRACT, WE BELIEVE EITF 00-19 SUPPORTS OUR ACCOUNTING OF THE WARRANTS AS PERMANENT EQUITY.

         THE WARRANTS WILL BE SETTLED VIA A PHYSICAL SETTLEMENT. EITF 00-19, PARAGRAPH 8 STATES THAT A CONTRACT WOULD BE CLASSIFIED AS EQUITY WHEN THE CONTRACT REQUIRES PHYSICAL SETTLEMENT OR NET-SHARE SETTLEMENT. ADDITIONALLY, PARAGRAPH 9 STATES THAT "CONTRACTS THAT REQUIRE THAT THE COMPANY DELIVER SHARES AS PART OF A PHYSICAL SETTLEMENT OR A NET-SHARE SETTLEMENT SHOULD BE INITIALLY MEASURED AT FAIR VALUE AND REPORTED IN PERMANENT EQUITY." THE WARRANTS WE ISSUED REQUIRE PHYSICAL SETTLEMENT AS THE SETTLEMENT METHOD.

         FURTHERMORE, EITF 00-19 LISTS ADDITIONAL CONDITIONS NECESSARY FOR EQUITY CLASSIFICATIONS, WHICH WE ALSO MEET. A FEW SPECIFIC CONDITIONS ARE AS
FOLLOWS:

1.)  THE CONTRACT PERMITS THE COMPANY TO SETTLE IN UNREGISTERED SHARES.

         EITF 00-19, PARAGRAPH 14 STATES THAT "DELIVERY OF UNREGISTERED SHARES IN A PRIVATE PLACEMENT TO THE COUNTERPARTY IS WITHIN THE CONTROL OF A COMPANY, AS LONG AS A FAILED REGISTRATION STATEMENT (THAT IS, A REGISTRATION STATEMENT THAT WAS FILED WITH THE SEC AND SUBSEQUENTLY WITHDRAWN) HAS NOT OCCURRED WITHIN SIX MONTHS PRIOR TO THE CLASSIFICATION ASSESSMENT DATE." SINCE THE WARRANTS WERE ISSUED AS PART OF A UNIT IN A PRIVATE PLACEMENT AND A FAILED REGISTRATION STATEMENT HAS NOT OCCURRED, WE BELIEVE THE PROPER ACCOUNTING TREATMENT IS TO RECORD THE WARRANT AS PERMANENT EQUITY.

2.) THE COMPANY HAS SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE THE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING.

         WE ARE RESERVING THE 2,800,000 UNDERLYING SHARES ASSOCIATED WITH THE WARRANTS ISSUED AS PART OF THE UNIT IN THE PRIVATE PLACEMENT.

3.) THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT.

         THERE ARE 2,800,000 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE OUTSTANDING WARRANTS.

         IN CONCLUSION, BASED ON THE ABOVE GUIDANCE, FACTS AND CIRCUMSTANCES, WE BELIEVE IT IS PROPER TO ACCOUNT FOR THE WARRANTS AS PERMANENT EQUITY.

         23. WE NOTED THAT YOU EXECUTED A REGISTRATION RIGHTS AGREEMENT (EXHIBIT 4.3) CONCURRENT WITH YOUR PRIVATE PLACEMENT OFFERING, AND THAT THIS AGREEMENT PROVIDES FOR LIQUIDATED DAMAGES. TELL US HOW YOU HAVE ACCOUNTED FOR THE LIQUIDATED DAMAGES PROVISION (SEE SECTION TWO OF THE REGISTRATION RIGHTS AGREEMENT). PROVIDE US WITH AN ANALYSIS (USING BOTH QUALITATIVE AND QUANTITATIVE FACTORS) OF THE APPLICABILITY OF EITF 00-19, SPECIFICALLY PARAGRAPHS 16-17.

RESPONSE: THE REGISTRATION RIGHTS AGREEMENT PROVIDES FOR LIQUIDATING DAMAGES IN THE AMOUNT OF 1% OF THE AGGREGATE PURCHASE PRICE PAID BY SUCH HOLDER...ON THE DATE OF DEFAULT (JULY 1, 2005 - 100 DAYS FROM MARCH 22, 2005) AND 1.5% OF THE AGGREGATE PURCHASE PRICE PAID BY SUCH HOLDER ON EACH MONTHLY ANNIVERSARY OF THE DEFAULT DATE, IF THE DEFAULT HAS NOT BEEN CURED BY THAT DATE. EITF 00-19, PARAGRAPH 16 IS NOT APPLICABLE TO OUR SITUATION SINCE WE CAN NOT AVOID THE PENALTY UNDER "OTHER SETTLEMENT ALTERNATIVES". FURTHERMORE, EITF 00-19, PARAGRAPH 17 STATES THAT "IF (A) A DERIVATIVE CONTRACT REQUIRES PHYSICAL OR NET-SHARE SETTLEMENT BY DELIVERY OF REGISTERED SHARES AND DOES NOT SPECIFY ANY CIRCUMSTANCES UNDER WHICH NET-CASH SETTLEMENT WOULD BE PERMITTED OR REQUIRED AND
(B) THE CONTRACT DOES NOT SPECIFY HOW THE CONTRACT WOULD BE SETTLED IN THE EVENT THAT THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES, THEN THE NET-CASH SETTLEMENT IS ASSUMED IF THE COMPANY IS UNABLE TO DELIVER THE REGISTERED SHARES. CONSEQUENTLY THE DERIVATIVE MUST BE CLASSIFIED AS AN ASSET OR LIABILITY." WE FEEL THAT EITF 00-19, PARAGRAPH 17 IS NOT APPLICABLE SINCE THE REGISTRATION RIGHTS AGREEMENT DOES SPECIFY HOW THE CONTRACT WOULD BE SETTLED IN THE EVENT THAT THE COMPANY IS UNABLE TO DELIVER THE REGISTERED SHARES. THE AGREEMENT SPECIFIES THAT A MONTHLY PENALTY, BASED ON A PERCENTAGE OF THE AGGREGATE PURCHASE PRICE, IS ASSESSED UNTIL THE SHARES ARE REGISTERED. BASED ON SAME, THE CONTRACT WAS RECORDED AS PERMANENT EQUITY.

         IN REGARDS TO THE LIABILITY ASSOCIATED WITH THE LIQUIDATING DAMAGES, WE RELIED ON THE GUIDANCE PROVIDED BY THE STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 5, ACCOUNTING FOR CONTINGENCIES. SFAS NO. 5, PARAGRAPH 8 STATES "AN ESTIMATED LOSS FROM A LOSS CONTINGENCY SHALL BE ACCRUED BY A CHARGE TO INCOME IF BOTH OF THE FOLLOWING CONDITIONS ARE MET:

A. INFORMATION AVAILABLE PRIOR TO THE ISSUANCE OF THE FINANCIAL STATEMENTS INDICATES THAT IT IS PROBABLE THAT AN ASSET HAD BEEN IMPAIRED OR A LIABILITY HAD BEEN INCURRED AT THE DATE OF THE FINANCIAL STATEMENTS. IT IS IMPLICIT IN THIS CONDITION THAT IT MUST BE PROBABLE THAT ONE OR MORE FUTURE EVENTS WILL OCCUR CONFIRMING THE FACT OF THE LOSS.

B.   THE AMOUNT OF THE LOSS CAN BE REASONABLY ESTIMATED.

         WE DID NOT RECORD AN ACCRUAL FOR THE LIQUIDATING DAMAGES IN OUR MARCH 31, 2005 FINANCIAL STATEMENTS DUE TO THE FACT THAT AS OF MARCH 31, 2005 A LIABILITY HAD NOT BE INCURRED; THE LIQUIDATING DAMAGES WERE NOT INCURRED UNTIL JULY 1, 2005.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

RECENT SALES OF UNREGISTERED SECURITIES

         24 IN DISCUSSING THE FACTS SUPPORTING YOUR RELIANCE UPON SECTION 4(2), DISCUSS GENERAL SOLICITATION AND ADVERTISING IN THE OFFERING.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT.

         25. DISCLOSE THE NUMBER OF INDIVIDUALS WHO WERE SOPHISTICATED BUT UNACCREDITED IN THE JANUARY 13, 2005 MERGER TRANSACTION, AND THE FEBRUARY 10, 2005 PRIVATE OFFERING.

RESPONSE: THE REGISTRATION STATEMENT HAS BEEN REVISED TO DISCLOSE THAT ALL OF THE INVESTORS IN THE 2005 MERGER TRANSACTION AND PRIVATE OFFERING WERE ACCREDITED INVESTORS.

EXHIBITS

         26. PLEASE FILE THE LEGALITY OPINION WITH THE NEXT AMENDMENT.

RESPONSE: THE LEGALITY OPINION HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT.


                                         Best regards,

                                         SYNOVA HEALTHCARE GROUP, INC.


                                         By: /s/ Stephen E King
                                             -----------------------------------
                                             Stephen E. King, Chairman and
                                             Chief Executive Officer

                                    EXHIBIT A

                  Albertsons "Returned Goods" Timeline & Events

1. Albertsons was first shipped product and became a Synova customer in early July 2004.

2. During a routine interaction with the Albertsons buyer (as does occur with all buyers) on October 12, 2004, we received a request via telephone to consider accepting a modest return product. In the interest of developing and nurturing our relationship with an important customer (Albertsons is the 5th largest retail chain drug store in the country), Synova Management decided to make a one-time exception to our return policy and the return was approved as a goodwill gesture. This was, and remains an isolated event.

3. On October 18, 2004, Synova received from Albertsons (via fax) the "request for returned goods" forms. The return was to come from two warehouses therefore two forms were required; one for the amount of $12,949 and one for $17,841. We subsequently issued the "Return Authorization" numbers (#001-04 and #002-04) for an amount totaling $30,790.

4. An accrual was established to recognize the anticipated return on October 18, 2004.

5.   No returns were received as of October 31, 2004.

6.   No returns were received as of November 30, 2004.

7.   No returns were received as of December 31, 2004.

8. At year-end 2004, Management believed that there was significant evidence to suggest that Albertsons had changed their opinion regarding the request for a return (namely the absence of any returned goods from Albertsons in over 75 days, along with our historical "returned goods" evidence with other retail customers). As a result, Management decided to negate the authorizations for the returned goods, and reversed the accrual at year end 2004.

9. On January 14, 2005, the Albertsons buyer notified Synova via telephone that Albertsons did, once again, wish to request a product return in the same amounts. We re-issued the authorization for the return under numbers #001-05 and #002-05.

10. Two shipments of returned product were received in the Synova distribution center on January 28, 2005 and February 8, 2005 respectively. The return was accounted for accordingly in the first quarter financials in 2005.

11. In the aftermath of the product return, on February 10th, Albertsons requested that Synova "rush" ship a product order in the amount of $719, to one of the distribution centers which had previously returned product. Synova delivered upon that request.

12. Since the product return, Albertsons has ordered and been shipped $8633 of inventory (YTD 03/31/05). This amount equates to 28% of the original product return.

                                    EXHIBIT B

Schedule of Total Sales and Returned Goods Information by Quarter: Synova Healthcare, Inc.

                 GROSS                                                                  REIMBURSED        NET
                 SALES      RETURNS       DAMAGES        DISCOUNTS      COOPERATIVE       EXPENSE        SALES
 QUARTER
  ENDING
31-Mar-03                                                                                             $           -
30-Jun-03                                                                                             $           -
30-Sep-03                                                                                             $           -
31-Dec-03     $136,973.76                               $     (86.33)                    $ 256.96     $  137,144.39
              -----------------------------------------------------------------------------------------------------
              $136,973.76  $         -   $        -     $     (86.33)   $          -     $ 256.96     $  137,144.39


31-Mar-04     $235,258.27                               $  (1,027.31)   $(154,819.72)    $  46.25     $   79,457.49
30-Jun-04     $184,422.23                               $  (4,708.97)   $ (73,500.00)    $ 182.35     $  106,395.61
30-Sep-04     $358,665.80                $  (790.30)    $ (19,020.98)   $ (40,569.20)                 $  298,285.32
31-Dec-04     $ 49,649.53  $(30,790.32)  $(1,927.02)    $  (1,770.26)   $ (41,000.80)                 $  (25,838.87)
              -----------------------------------------------------------------------------------------------------
              $827,995.84  $(30,790.32)  $(2,717.32)    $ (26,527.52)   $(309,889.72)     $228.60     $  458,299.56


31-Mar-05     $ 80,086.39  $             $(2,132.23)    $    (721.78)   $ (73,667.50)                 $    3,564.88
30-Jun-05                                                                                             $           -
30-Sep-05                                                                                             $           -
31-Dec-05                                                                                             $           -
              -----------------------------------------------------------------------------------------------------
              $ 80,086.39  $             $(2,132.23)    $    (721.78)   $ (73,667.50)    $      -     $    3,564.88

Schedule of Total Sales and Returned Goods Information by Quarter: "Albertsons Data Only"

                 GROSS                                                                  REIMBURSED        NET
                 SALES      RETURNS       DAMAGES        DISCOUNTS      COOPERATIVE       EXPENSE        SALES
 QUARTER
  ENDING
31-Mar-03                                                                                             $           -
30-Jun-03                                                                                             $           -
30-Sep-03                                                                                             $           -
31-Dec-03                                                                                             $           -
              -----------------------------------------------------------------------------------------------------
              $         -  $         -   $        -     $          -    $          -     $      -     $           -


31-Mar-04                                                                                                  -
30-Jun-04                                                                                                  -
30-Sep-04     $234,903.93                               $ (13,506.87)                                 $  221,397.06
31-Dec-04                  $(30,790.32)  $  (351.74)    $                                             $  (31,142.06)
              -----------------------------------------------------------------------------------------------------
              $234,903.93  $(30,790.32)  $  (351.74)    $ (13,506.87)   $          -     $      -     $  190,255.00

31-Mar-05     $  8,632.80                                               $ (13,500.00)                 $   (4,867.20)
30-Jun-05                                                                                             $           -
30-Sep-05                                                                                             $           -
31-Dec-05                                                                                             $           -
              -----------------------------------------------------------------------------------------------------
              $  8,632.80  $             $        -     $          -    $ (13,500.00)    $      -     $   (4,867.20)

                                    EXHIBIT C

                             Synova Healthcare, Inc.
                           ADMINISTRATION AND POLICIES

CORPORATE NAME:            Synova Healthcare, Inc.

ADDRESS:                   Rose Tree Corporate Center
                           1400 North Providence Road
                           Plaza 2, Suite 6010
                           Media, PA 19063

                  PHONE:   610-565-7080
                    FAX:   610-565-7081

BRAND:                     Menocheck(R)

                           MANUFACTURER UPC#: 8-93229

FEDERAL TAX ID:

DUNS #:

WEBSITE:                   www.menocheck.com

CORPORATE CONTACTS:

                           PRESIDENT:       David Harrison
                           TEL:             610-565-7080 ext. 104
                           CELL:            610-639-6226
                           EMAIL:           dharrison@synovahealthcare.com

                           CEO:             Stephen King
                           TEL:             610-565-7080 ext. 101
                           CELL:            610-639-6227
                           EMAIL:           sking@synovahealthcare.com

CLIENT SALES POLICIES AND PROCEDURES

         PRICING:          Standard List Price

         MINIMUM ORDER:    5 cases

         FREIGHT:          Prepaid

         TERMS:                     2/30, Net 31

         ORDER PROCESSING:          ALL PURCHASE ORDERS ARE TO GO DIRECTLY FROM
                                    THE RETAILER TO THE MANUFACTURER. NO
                                    EXCEPTIONS! YOU MAY RECEIVE A SECONDARY COPY
                                    FOR YOUR RECORDS IF YOUR RETAILER HAS SUCH
                                    CAPABILITIES.
                                    All orders are to be faxed to the Synova
                                    Healthcare's Customer Service Department.
                                    The purchase order must be used, to include the ship to and bill to addresses. The delivery date and P.O. number must also be included. The telephone number is
                                    (610)971-2201 and fax number is
                                    (610)971-2617.

         EDI AVAILABILITY:          Requests for EDI should be coordinated with
                                    Synova Healthcare's Customer Service
                                    Department, tel (610)971-2201.

         BACK ORDER POLICY:         Back orders will ship upon stock
                                    availability unless otherwise specified.

         ORDER LEAD TIME:           14 days

         SHIPPING AND REMIT TO ADDRESSES:  SHIP TO (RETURNS, WAREHOUSE, OFFICE):
                                                Ozburn-Hessey Logistics
                                                1101 Whitaker Road
                                                Plainfield, IN 46168

                                                Contact: Sue Forman
                                                Tel: 317 837-3718
                                                Fax: 317 837-3710

                                           REMIT TO:
                                                Synova Healthcare
                                                Rose Tree Corporate Center
                                                1400 North Providence Road
                                                Plaza 2, Suite 6010
                                                Media, PA 19063

                                                Contact: David Harrison
                                                Tel: 610-565-7080 ext. 104

         SHIPPING METHOD:           Courier or LTL

         UNSALEABLES/RETURNS:        Returns are not accepted. Goods that are
                                     determined to be unsaleable due to damages and/or expired dating may be authorized for return. Accounts are authorized to destroy all unsaleable goods only after notifying
                                     Synova Healthcare, and only after receiving authorization for such a return. All questions regarding this policy should be directed to David Harrison, tel
                                     610-565-7080 ext. 104.